UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of October 2019

Commission File Number 0-28584

CHECK POINT SOFTWARE TECHNOLOGIES LTD. (Translation of registrant's name into English)
5 Ha’solelim Street, Tel Aviv, Israel (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form, is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

Investors: Kip E. Meintzer	Media: Ekram Ahmed
Check Point Software Technologies	Check Point Software Technologies
+1.650.628.2040	+1.650.628.2260
ir@checkpoint.com	press@checkpoint.com

CHECK POINT SOFTWARE TECHNOLOGIES REPORTS 2019 THIRD QUARTER
FINANCIAL RESULTS

SAN CARLOS, CA – October 28, 2019 — Check Point® Software Technologies Ltd. (NASDAQ: CHKP), today announced financial results for the third quarter ended September 30, 2019.

Third Quarter 2019:

•	Total Revenue: $491 million, 4 percent increase year over year
•	Deferred Revenues: $1,242 million, 8 percent increase year over year
•	GAAP Operating Income: $214 million, representing 44 percent of revenues
•	Non-GAAP Operating Income: $246 million, representing 50 percent of revenues
•	GAAP EPS: $1.25, Non-GAAP EPS: $1.44

“During the third quarter our security subscriptions continued to drive results with 13 percent growth. This was underscored by expanded customer adoption of our cloud solutions,” said Gil Shwed, Founder and CEO of Check Point Software Technologies. “We continued to increase the breadth of our offerings with the introduction of CloudGuard Connect and CloudGuard Edge, providing enterprises with industry leading threat prevention driven by a cloud service.”

Financial Highlights for the Third Quarter of 2019:

•	Total Revenue: $491 million compared to $471 million in the third quarter of 2018, a 4 percent increase year over year.
•	GAAP Operating Income: $214 million compared to $226 million in the third quarter of 2018, representing 44 percent and 48 percent of revenues in the third quarter of 2019 and 2018, respectively.
•	Non-GAAP Operating Income: $246 million compared to $250 million in the third quarter of 2018, representing 50 percent and 53 percent of revenues in the third quarter of 2019 and 2018, respectively.
•	GAAP Taxes on Income: $47 million compared to $45 million in the third quarter of 2018.
•
GAAP Net Income & Earnings per Diluted Share: GAAP net income was $188 million compared to $198 million in the third quarter of 2018. GAAP earnings per diluted share were $1.25, same as third quarter of 2018.

•
Non-GAAP Net Income & Earnings per Diluted Share: Non-GAAP net income was $217 million compared to $219 million in the third quarter of 2018.  Non-GAAP earnings per diluted share were $1.44 compared to $1.38 in the third quarter of 2018, a 4 percent increase year over year.

•	Deferred Revenues: As of September 30, 2019, deferred revenues were $1,242 million compared to $1,148 million as of September 30, 2018, an 8 percent increase year over year.
•	Cash Balances, Marketable Securities & Short Term Deposits: $4,055 million as of September 30, 2019, compared to $4,072 million as of September 30, 2018.
•	Cash Flow: Cash flow from operations of $244 million compared to $249 million in the third quarter of 2018.
•	Share Repurchase Program: During the third quarter of 2019, the company repurchased approximately 2.9 million shares at a total cost of approximately $323 million.

For information regarding the non-GAAP financial measures discussed in this release, as well as a reconciliation of such non-GAAP financial measures to the most directly comparable GAAP financial measures, please see “Use of Non-GAAP Financial Information” and “Reconciliation of GAAP to Non-GAAP Financial Information.”

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Key Business Highlights

We announced several new products delivering advanced threat prevention through cloud services, for small and branch offices and expanding the data center performance at the high end.

Product Announcements

•
New Solution for Enterprise Branch Office Security Delivered from the Cloud: Check Point CloudGuard Connect and CloudGuard Edge allow enterprises to deploy branch office security in minutes from the cloud or on premise. The solution is integrated with leading SD-WAN providers like VMware and Silver Peak and provides a unified threat and access management platform that reduces OPEX by up to 40%.

•
Innovative Series of Small / Branch Office Appliances:  The new 1500 series security gateways empower small and midsize businesses with Enterprise Grade Security. The new appliances feature 100% block score for malware prevention, up to 2 times more performance with up to 4 Gbps Firewall and 660 Mbps of full Threat Prevention. The solution delivers out-of-box Zero Touch provisioning, mobile app for security on the go and a unified management portal.

•
Latest Data Center Security Appliances: Check Point introduced the 16000 model and 26000 turbo security gateways. The 16000 Base, 16000 Plus and the 26000 Turbo deliver up to 30 Gbps of Gen V Threat Prevention security and are extensions of Check Point’s new gateway appliance series 16000 and 26000, which were introduced in June.

Industry Recognition

•
Check Point Software Technologies Achieves FedRAMP Milestone: Check Point achieved Federal Risk and Authorization Management Program (FedRAMP) “In Process” status for FedRAMP Moderate. The In-Process status signifies the addition of Check Point’s SandBlast Next Generation Threat Emulation and SandBlast Mobile offerings to the FedRAMP marketplace, which are certified solutions for Federal, State and Local Governments, Healthcare and Financial verticals.

•
Received Highest Security Effectiveness Score in Second NSS Labs Breach Prevention Systems Test: Check Point earned the highest security effectiveness score in NSS Labs’ second Breach Prevention Systems (BPS) Group Test. NSS Labs tested Check Point’s Next Generation Firewall Security Gateway, Threat Prevention and Advanced Endpoint Security, earning the solution a “Recommended” rating for its security effectiveness and TCO per protected Mbps.

•
Check Point SandBlast Endpoint Protection Recognized as a Leader by Independent Research Firm: In the Forrester research report, Check Point was recognized as a “Leader” and received the highest possible scores in the malware prevention, exploit prevention, secure configuration management, data security, mobile and zero-trust framework alignment criteria.

•
Check Point SandBlast Mobile Recognized as the Security Leader In Mobile Threat Defense Industry Test: In Miercom’s Mobile Threat Defense Industry Assessment, Check Point achieved a 99% security rating and earned the Certified Secure Award for SandBlast Mobile.

Check Point’s Research

Check Point’s Research Team https://research.checkpoint.com exposes vulnerabilities and attacks to ensure our customers have the highest levels of prevention and protection.  In the third quarter, our publication highlights included the following:

•
Exposed a large scale malware campaign utilizing Facebook: We recently revealed a large-scale, multi-year campaign, which was using Facebook pages to spread malware across mobile and desktop environments, focusing on targets in Libya. Following our report, Facebook took down the related pages and accounts which were linked to prominent Libyan political and military figures.

•
Revealed Security Flaw that Leaves Over 1 Billion Android Smartphones Vulnerable: Our researchers identified a security flaw in Android-based phones that leaves users vulnerable to advanced phishing attacks. In these attacks, a remote agent can trick users into accepting new phone settings that can route their Internet traffic through a proxy controlled by the attacker.

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•
DSLR Cameras Vulnerable to Ransomware and Malware: Through the USB and connections to Wi-Fi networks, DSLR cameras are vulnerable to ransomware and malware attacks. Check Point Research revealed critical vulnerabilities in the Picture Transfer Protocol.

•
Vulnerabilities in the SQLite database – SELECT code execution: Vulnerabilities in the SQLite database could have led to Remote Code Execution. The research team illustrated these vulnerabilities by creating a rogue SQLite database that exploits the software used to open it.

•
Remote Desktop Protocol Vulnerability as a result of a designed flaw in a Microsoft product: The Hyper-V Connection: Check Point Research discovered a vulnerability in the popular RDP service that put host devices at risk of compromise, the result of a design flaw in the Microsoft Terminal Services Client.

•
Rancor: The Year of The Phish - A Chinese APT group attacking a Southeast Asian Government: The Check Point Research team discovered a targeted, 7 month, spear-phishing attack against the Southeast Asian government employees, using hundreds of malicious documents sent from real e-mail addresses belonging to government officials. Check Point’s Threat Emulation and Threat Extraction caught the malware used in this attack.

•
The Eye on the Nile-a cyber-operation against civil rights activities in Egypt: Check Point’s research team uncovered an operation against civil rights activists, as well as Amnesty members in Egypt. Following an initial report by Amnesty International in March, CPR uncovered the scope and means of a sophisticated attack allegedly linked to the Egyptian ministry and government site.

•
Biggest Vulnerabilities of the Cloud Environment: Check Point 2019 Cloud Security Report with over 670 cybersecurity and IT professionals, provide deep insight into the latest trends, key challenges and solutions for cloud security.  The report revealed that unauthorized access (42%), insecure interfaces (42%), misconfigurations of the Cloud platform (40%) and account hijacking (39%) are the biggest vulnerabilities in the public cloud.

Conference Call and Webcast Information
Check Point will host a conference call with the investment community on October 28, 2019, at 8:30 AM EDT/5:30 AM PDT. To listen to the live webcast or replay, please visit the website: www.checkpoint.com/ir.

Third Quarter Investor Conference Participation Schedule:

•	Jefferies 2019 Cybersecurity Summit November 12, 2019 – SF, CA

•	Credit Suisse 23rd Annual Technology Conference December 2, 2019 – Scottsdale, AZ

•	Wells Fargo TMT Summit 2019 December 4, 2019 – Las Vegas, NV

•	Raymond James 2019 Technology Investor Conference December 10, 2019 – NY, NY

•	Cowen 6th Annual Networking & Cybersecurity Summit December 11, 2019 – NY, NY

Members of Check Point's management team are expected to present at these conferences and discuss the latest company strategies and initiatives. Check Point’s conference presentations are expected to be available via webcast on the company's web site. To view these presentations and access the most updated information please visit the company's web site at www.checkpoint.com/ir. The schedule is subject to change.

About Check Point Software Technologies Ltd.
Check Point Software Technologies Ltd. (www.checkpoint.com) is a leading provider of cyber security solutions to governments and corporate enterprises globally. Its solutions protect customers from cyber-attacks with an industry leading catch rate of malware, ransomware and other types of attacks. Check Point offers a multilevel security architecture that defends enterprises’ cloud, network and mobile device held information, plus the most comprehensive and intuitive one point of control security management system. Check Point protects over 100,000 organizations of all sizes.

©2019 Check Point Software Technologies Ltd. All rights reserved

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Legal Notice Regarding Forward-Looking Statements
This press release contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934.  Forward-looking statements generally relate to future events or our future financial or operating performance. Forward-looking statements in this press release include, but are not limited to, statements related to our expectations regarding our products and solutions, including the CloudGuard family of products, and our participation in investor conferences during the third quarter of 2019.  Our expectations and beliefs regarding these matters may not materialize, and actual results or events in the future are subject to risks and uncertainties that could cause actual results or events to differ materially from those projected.  These risks include our ability to continue to develop platform capabilities and solutions; customer acceptance and purchase of our existing solutions and new solutions; the market for IT security continuing to develop; competition from other products and services; and general market, political, economic and business conditions.  The forward-looking statements contained in this press release are also subject to other risks and uncertainties, including those more fully described in our filings with the Securities and  Exchange Commission, including our Annual Report on Form 20-F filed with the Securities and Exchange Commission on April 23, 2019. The forward-looking statements in this press release are based on information available to Check Point as of the date hereof, and Check Point disclaims any obligation to update any forward-looking statements, except as required by law.

Use of Non-GAAP Financial Information
In addition to reporting financial results in accordance with generally accepted accounting principles, or GAAP, Check Point uses non-GAAP measures of operating income, net income and earnings per diluted share, which are adjustments from results based on GAAP to exclude, as applicable, stock-based compensation expenses, amortization of intangible assets and acquisition related expenses and the related tax affects. Check Point’s management believes the non-GAAP financial information provided in this release is useful to investors’ understanding and assessment of Check Point’s ongoing core operations and prospects for the future. Historically, Check Point has also publicly presented these supplemental non-GAAP financial measures in order to assist the investment community to see the Company “through the eyes of management,” and thereby enhance understanding of its operating performance. The presentation of this non-GAAP financial information is not intended to be considered in isolation or as a substitute for results prepared in accordance with GAAP. A reconciliation of the non-GAAP financial measures discussed in this press release to the most directly comparable GAAP financial measures is included with the financial statements contained in this press release. Management uses both GAAP and non-GAAP information in evaluating and operating business internally and as such has determined that it is important to provide this information to investors.

©2019 Check Point Software Technologies Ltd. All rights reserved         |         P.   5

CHECK POINT SOFTWARE TECHNOLOGIES LTD.
CONSOLIDATED STATEMENT OF INCOME

 (Unaudited, in thousands, except per share amounts)

	Three Months Ended		Nine Months Ended
	September 30,		September 30,
	2019	2018	2019	2018
Revenues:
Products and licenses	$118,261	$121,130	$352,883	$364,935
Security subscriptions	153,892	136,354	446,530	395,681
Total revenues from products and security subscriptions	272,153	257,484	799,413	760,616
Software updates and maintenance	218,755	213,339	651,439	630,303
Total revenues	490,908	470,823	1,450,852	1,390,919

Operating expenses:
Cost of products and licenses	20,984	21,683	61,975	62,656
Cost of security subscriptions	6,073	4,375	17,833	12,101
Total cost of products and security subscriptions	27,057	26,058	79,808	74,757

Cost of Software updates and maintenance	24,006	22,608	69,842	65,666
Amortization of technology	1,388	546	4,164	1,638
Total cost of revenues	52,451	49,212	153,814	142,061

Research and development	60,061	50,531	176,570	154,183
Selling and marketing	137,300	124,142	411,381	368,393
General and administrative	27,255	20,834	76,652	62,793
Total operating expenses	277,067	244,719	818,417	727,430

Operating income	213,841	226,104	632,435	663,489
Financial income, net	20,884	17,234	60,682	48,509
Income before taxes on income	234,725	243,338	693,117	711,998
Taxes on income	46,860	45,108	139,786	128,942
Net income	$187,865	$198,230	$553,331	$583,056

Basic earnings per share	$1.26	$1.27	$3.64	$3.71
Number of shares used in computing basic earnings per share	149,444	155,941	151,876	157,026

Diluted earnings per share	$1.25	$1.25	$3.61	$3.64
Number of shares used in computing diluted earnings per share	150,756	159,050	153,436	160,131

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CHECK POINT SOFTWARE TECHNOLOGIES LTD.
SELECTED FINANCIAL METRICS

(Unaudited, in thousands, except per share amounts)

	Three Months Ended		Nine Months Ended
	September 30,		September 30,
	2019	2018	2019	2018

Revenues	$490,908	$470,823	$1,450,852	$1,390,919
Non-GAAP operating income	246,380	249,750	723,094	735,871
Non-GAAP net income	216,730	219,271	633,659	647,345
Diluted Non-GAAP Earnings per share	$1.44	$1.38	$4.13	$4.04
Number of shares used in computing diluted Non-GAAP earnings per share	150,756	159,050	153,436	160,131

CHECK POINT SOFTWARE TECHNOLOGIES LTD.
RECONCILIATION OF GAAP TO NON GAAP FINANCIAL INFORMATION

 (Unaudited, in thousands, except per share amounts)

	Three Months Ended		Nine Months Ended
	September 30,		September 30,
	2019	2018	2019	2018

GAAP operating income	$213,841	$226,104	$632,435	$663,489
Stock-based compensation (1)	29,246	21,310	80,052	64,451
Amortization of intangible assets and acquisition related expenses (2)	3,293	2,336	10,607	7,931
Non-GAAP operating income	$246,380	$249,750	$723,094	$735,871

GAAP net income	$187,865	$198,230	$553,331	$583,056
Stock-based compensation (1)	29,246	21,310	80,052	64,451
Amortization of intangible assets and acquisition related expenses (2)	3,293	2,336	10,607	7,931
Taxes on the above items (3)	(3,674)	(2,605)	(10,331)	(8,093)
Non-GAAP net income	$216,730	$219,271	$633,659	$647,345

Diluted GAAP Earnings per share	$1.25	$1.25	$3.61	$3.64
Stock-based compensation (1)	0.19	0.13	0.52	0.40
Amortization of intangible assets and acquisition related expenses (2)	0.02	0.02	0.07	0.05
Taxes on the above items (3)	(0.02)	(0.02)	(0.07)	(0.05)
Diluted Non-GAAP Earnings per share	$1.44	$1.38	$4.13	$4.04

Number of shares used in computing diluted Non-GAAP earnings per share	150,756	159,050	153,436	160,131

(1) Stock-based compensation:
Cost of products and licenses	$48	$41	$116	$117
Cost of software updates and maintenance	1,233	921	3,172	2,458
Research and development	5,439	4,741	14,446	12,989
Selling and marketing	7,778	5,179	20,824	14,917
General and administrative	14,748	10,428	41,494	33,970
	29,246	21,310	80,052	64,451

(2) Amortization of intangible assets and acquisition related expenses:
Amortization of technology-cost of revenues	1,388	546	4,164	1,638
Research and development	1,511	974	5,036	3,845
Selling and marketing	394	816	1,407	2,448
	3,293	2,336	10,607	7,931

(3) Taxes on the above items	(3,674)	(2,605)	(10,331)	(8,093)

Total, net	$28,865	$21,041	$80,328	$64,289

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CHECK POINT SOFTWARE TECHNOLOGIES LTD.
CONDENSED CONSOLIDATED BALANCE SHEET DATA

(Unaudited, in thousands)

ASSETS
	September 30,	December 31,
	2019	2018
Current assets:
Cash and cash equivalents	$302,335	$303,687
Marketable securities and short-term deposits	1,382,124	1,448,092
Trade receivables, net	292,466	495,390
Prepaid expenses and other current assets	68,440	74,738
Total current assets	2,045,365	2,321,907

Long-term assets:
Marketable securities	2,370,601	2,287,345
Property and equipment, net	87,042	78,514
Deferred tax asset, net	59,243	84,688
Goodwill and other intangible assets, net	991,534	991,539
Other assets	87,535	64,220
Total long-term assets	3,595,955	3,506,306

Total assets	$5,641,320	$5,828,213

LIABILITIES AND
SHAREHOLDERS’ EQUITY
Current liabilities:
Deferred revenues	$899,801	$980,175
Trade payables and other accrued liabilities	355,113	351,695
Total current liabilities	1,254,914	1,331,870

Long-term liabilities:
Long-term deferred revenues	342,264	357,779
Income tax accrual	428,187	356,750
Other long-term liabilities	32,756	9,425
	803,207	723,954

Total liabilities	2,058,121	2,055,824

Shareholders’ equity:
Share capital	774	774
Additional paid-in capital	1,736,987	1,597,800
Treasury shares at cost	(7,771,849)	(6,844,702)
Accumulated other comprehensive gain (loss)	20,942	(24,497)
Retained earnings	9,596,345	9,043,014
Total shareholders’ equity	3,583,199	3,772,389

Total liabilities and shareholders’ equity	$5,641,320	$5,828,213
Total cash and cash equivalents, marketable securities and short-term deposits	$4,055,060	$4,039,124

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CHECK POINT SOFTWARE TECHNOLOGIES LTD.
SELECTED CONSOLIDATED CASH FLOW DATA

(Unaudited, in thousands)

	Three Months Ended		Nine Months Ended
	September 30,		September 30,
	2019	2018	2019	2018
Cash flow from operating activities:
Net income	$187,865	$198,230	$553,331	$583,056
Adjustments to reconcile net income to net cash provided by operating activities:

Depreciation of property and equipment	4,485	4,273	11,704	12,305
Amortization of intangible assets	1,782	940	5,346	2,820
Stock-based compensation	29,246	21,310	80,052	64,451
Realized loss (gain) on marketable securities	(316)	237	170	326
Decrease in trade and other receivables, net	45,291	13,156	219,828	194,892
Increase (decrease) in deferred revenues, trade payables and other accrued liabilities	(28,342)	8,730	(25,160)	15,924
Deferred income taxes, net	4,328	2,148	10,617	7,191
Net cash provided by operating activities	244,339	249,024	855,888	880,965

Cash flow from investing activities:
Proceeds/(payment) in conjunction with acquisitions, net of acquired cash	415	-	(5,094)	-
Investment in property and equipment	(5,531)	(3,677)	(20,232)	(13,116)
Net cash used in investing activities	(5,116)	(3,677)	(25,326)	(13,116)

Cash flow from financing activities:
Proceeds from issuance of shares upon exercise of options	21,895	83,273	84,895	182,370
Purchase of treasury shares	(322,961)	(299,982)	(952,910)	(798,939)
Payments related to shares withheld for taxes	(404)	(894)	(5,496)	(4,317)
Net cash used in financing activities	(301,470)	(217,603)	(873,511)	(620,886)

Unrealized gain (loss) on marketable securities, net	7,730	2,321	58,885	(23,238)

Increase (decrease) in cash and cash equivalents, marketable securities and short term deposits	(54,517)	30,065	15,936	223,725

Cash and cash equivalents, marketable securities and short term deposits at the beginning of the period	4,109,577	4,041,705	4,039,124	3,848,045

Cash and cash equivalents, marketable securities and short term deposits at the end of the period	$4,055,060	$4,071,770	$4,055,060	$4,071,770

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Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CHECK POINT SOFTWARE TECHNOLOGIES LTD.

By:	/s/ Tal Payne
Tal Payne
Chief Financial Officer & Chief Operating Officer

October 28, 2019

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